

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2022

Peter Scalise
Chief Executive Officer
The3rdBevco Inc.
2805 Veterans Highway, Suite 15
Ronkonkoma, New York 11779

> **Re: The3rdBevco Inc.**
> **Offering Statement on Form 1-A**
> **Filed on November 17, 2022**
> **File No. 024-12066**

Dear Peter Scalise:

      We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed November 17, 2022

General

1.   We note that you were late filing your Form 1-K for the fiscal year ended December 31, 2021, which was due 120 calendar days after the end of the fiscal year covered by the report. We also note that you were late filing your Form 1-SA covering the first two quarters of 2022, which was due 90 days after the end of the second quarter. To engage in a continuous offering under Regulation A, you must be current in the annual and semiannual filings required by Rule 257(b) at the time of each sale. Refer to the last sentence of Rule 251(d)(3)(i)(F) of Regulation A. Please tell us whether offers and sales were made during your period of delinquency, and, if so, provide your detailed analysis how any sales complied with Regulation A and were not made in violation of Section 5 of the Securities Act of 1933. Add a risk factor to address the risk of potential Section 5 liability.

2.   We note that your website includes a 10% bonus share award for certain investment tiers. Please revise your offering statement accordingly to include disclosure related to such bonus share awards.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Bradley Ecker at (202) 551-4985 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing